July 25, 2012

VIA EDGAR CORRESPONDENCE

Mr. Vincent DiStefano

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, DC 20549

Re:	RidgeWorth Funds (“Registrant”)
Post-Effective Amendment No. 86 to the Registration Statement Filed on May 25, 2012
File Nos. 033-45671, 811-06557

Dear Mr. DiStefano:

This letter responds to comments on the above-referenced Post-Effective Amendment that you provided in a telephone conversation with Mr. Joseph O’Donnell and Ms. Holly VandenToorn of Ridgeworth Investments and Odeh Stevens of State Street Bank and Trust Company on July 6, 2012. Your comments have been summarized below, each of which is followed by the Registrant’s response.

1.	Summary Section of Prospectus – Core Bond Fund – Investment Objective

Comment: The Registrant indicates that the Fund’s investment objective is to seek total return that consistently exceeds the total return of the U.S. dollar-dominated investment grade bond market. Please clarify the definition of U.S. dollar-dominated investment grade bond market.

Response: The Registrant defines “U.S. dollar-denominated investment grade bond market” as those securities that are U.S. dollar denominated and are rated within one of the four highest ratings categories or if unrated are deemed by the portfolio manager to be of comparable quality.

2.	Summary Section of Prospectus – Core Bond Fund – Principal Investment Strategies

Comment: Is there a percentage limit on the Fund’s investment in restricted securities? If so, please disclose.

Response: The Registrant has a policy that the aggregate value of all illiquid securities held by a Fund shall not exceed 15% of the Fund’s net assets. Subject to that limit, the Fund may invest a portion of its assets in securities that are restricted. Currently, the Fund invests 6.9% in restricted securities.

3.	Summary Section of Prospectus – Core Bond Fund – Principal Investment Strategies

“The Subadviser anticipates that the Fund’s modified adjusted duration will generally range from 3 to 6 years, similar to that of the Barclays Capital U.S. Aggregate Bond Index, the Fund’s comparative benchmark. ...”

Comment: Please explain the meaning of “modified adjustment duration.”

Response: Modified adjustment duration is defined as a measure in which it is recognized that yield changes may change the expected cash flow.

4.	Summary Section of Prospectus – Core Bond Fund and Short-Term Municipal Bond Fund – Principal Investment Strategies

Comment: Please explain how the Subadviser decides what specific securities to buy and when to sell them.

Response: Core Bond Fund-In selecting investments for purchase and sale, the Subadviser generally selects a greater weighting in corporate obligations and mortgage-backed securities relative to the Fund’s comparative benchmark, and a lower relative weighting in U.S. Treasury and government agency issues.

Short-Term Municipal Bond Fund - In selecting investments for purchase and sale, StableRiver Capital Management LLC (“StableRiver” or the “Subadviser”) tries to manage risk as much as possible. Based on the Subadviser’s analysis of municipalities, credit risk, market trends and investment cycles, the Subadviser attempts to invest more of the Fund’s assets in undervalued municipal securities and less in overvalued municipal securities taking into consideration maturity, sector, credit, state and supply and demand levels. The Subadviser also tries to identify and invest in municipal issuers with improving credit and avoid those with deteriorating credit.

5.	Summary Section of Prospectus – Core Bond Fund – Principal Investment Strategies

“The Subadviser anticipates that the Fund’s modified adjusted duration will generally range from 3 to 6 years, similar to that of the Barclays Capital U.S. Aggregate Bond Index, the Fund’s comparative benchmark. Duration measures a bond or Fund’s sensitivity to interest rate changes and is expressed as a number of years. The higher the number, the greater the risk. Under normal circumstances, for example, if a portfolio has a duration of five years, its value will change by 5% if rates change by 1%. Shorter duration bonds result in lower expected volatility. ...”

Comment: Because the above-underlined text relates to the risk of investing in the Fund, please move the text to the risks disclosure section.

Response: The Registrant will make the change as requested.

6.	Summary Section of Prospectus – Core Bond Fund – Principal Investment Strategies

Comment: Please provide a summary description of how the Fund utilizes exchange traded futures to manage its interest rate exposure.

Response: The Fund primarily uses exchange traded futures as a means of employing particular yield curve strategies more efficiently than what can be achieved in the cash market.

7.	Summary Section of Prospectus – Core Bond Fund, Short-Term Municipal Bond Fund, and Aggressive Growth Allocation Strategy – Principal Investment Risks

“You may lose money if you invest in the Fund. A Fund share is not a bank deposit and it is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.”

Comment: Is the Fund advised by or sold through an insured depository institution? If it is not, please delete above-underlined text.

Response: The Fund is advised by or sold through an insured depository institution. Therefore, the disclosure will remain in the Prospectus.

8.	Summary Section of Prospectus – Core Bond Fund – Principal Investment Risks

Comment: In “Futures Contract Risk”, please disclose the magnitude of any potential loss resulting from the Fund’s investment in futures contracts, as well as the risk of counter-party default.

Response: The Registrant will revise the disclosure as requested.

9.	Summary Section of Prospectus – Core Bond Fund – Principal Investment Risks

Comment: Please add disclosure relating to risks of investing in Treasury Inflation Protected Securities (TIPs) and restricted securities, both of which are mentioned in the Fund’s principal investment strategies.

Response: The Registrant will make the change as requested.

10.	Summary Section of Prospectus – Core Bond Fund – Performance

“The bar chart and the performance table that follow illustrate the risks and volatility of an investment in the Fund. . . . At the close of business on July 31, 2009, all outstanding C Shares converted to R Shares. ...”

Comment: Please move the above-underlined text from the current location and, instead, include as a footnote to the bar chart.

Response: The Registrant will make the change as requested.

11.	Summary Section of Prospectus – Core Bond Fund, Short-Term Municipal Bond Fund, and Aggressive Growth Allocation Strategy – Performance

Comment: As required under Item 4(b), Instruction 1(a), of Form N-1A, please add a sentence to the bar chart stating that sales load and account fees are not reflected in the bar chart; and that, if they were, the Fund’s returns would have been lower than shown.

Response: The Registrant will make the change as requested.

12.	Summary Section of Prospectus – Core Bond Fund, Short-Term Municipal Bond Fund, and Aggressive Growth Allocation Strategy – Performance

* The performance information shown above is based on a calendar year. The Fund’s total return for the six months ended June 30, 2012 was         %.

Comment: Please delete the above-referenced footnote to the bar chart, because the disclosure is not required to be provided under Item 4 of Form N-1A.

Response: Item 4(b)(2)(ii) of Form N-1A states that “If the Fund’s fiscal year is other than a calendar year, include the year-to-date return information as of the end of the most recent quarter in a footnote to the bar chart.” Because the Fund’s fiscal year end is March 31 the footnote is required by Form N-1A.

13.	Summary Section of Prospectus – Core Bond Fund, Short-Term Municipal Bond Fund, and Aggressive Growth Allocation Strategy – Purchasing and Selling Your Shares

“You may purchase or redeem Fund shares on any business day. You may purchase and redeem A and R Shares of the Fund through financial institutions or intermediaries that are authorized to place transactions in Fund shares for their customers. Please contact your financial institution or intermediary directly and follow its procedures for fund share transactions. The Fund offers I Shares to financial institutions and intermediaries for their own accounts or for the accounts of customers for whom they may act as fiduciary agent, investment adviser, or custodian. Please consult your financial institution or intermediary to find out about how to purchase I Shares of the Fund.”

Comment: Please delete the above-underlined disclosure, because it is not required or permitted under Item 6 of Form N-1A. Also add disclosure about how I Shares can be purchased and sold, similar to that of A and R Shares.

Response: The Registrant will make the change as requested.

14.	Summary Section of Prospectus – Short-Term Municipal Bond Fund and Aggressive Growth Allocation Strategy – Fees and Expenses of the Fund

“Acquired Fund Fees and Expenses” reflect the Fund’s pro rata share of the fees and expenses incurred by investing in other investment companies. The impact of Acquired Fund Fees and Expenses is included in the total returns of the Fund. Acquired Fund Fees and Expenses are not used to calculate the Fund’s net asset value per share (“NAV”) and are not included in the calculation of the ratio of expenses to average net assets shown in the Financial Highlights section of the Fund’s prospectus.”

Comment: Please delete the above-underlined from the footnote to the fee table, because the disclosure is not required or permitted under Item 3 of Form N-1A.

Response: The Registrant respectfully declines to incorporate the staff’s comment.

15.	Summary Section of Prospectus – Short-Term Municipal Bond Fund – Principal Investment Strategies

Comment: The staff believes that the stated maturities duration of 5 years or less is not suitable for a short-term bond fund, pursuant to Rule 35d-1. If the Fund intends to keep its current name, please revise to indicate that the municipal securities will be 3 years or less.

Response: The Registrant will revise the disclosure to state that the Fund expects that it will normally maintain an effective maturity of 3 years or less.

16.	Summary Section of Prospectus – Short-Term Municipal Bond Fund – Principal Investment Strategies

Comment: Please confirm whether it is the Fund’s investment strategy to generally hold only investment grade bonds. If so, please disclose.

Response: The Fund’s investment strategy is generally to hold only investment grade bonds. The Registrant will revise the disclosure in the Prospectus accordingly.

17.	Prospectus – Core Bond Fund, Short-Term Municipal Bond Fund, and Aggressive Growth Allocation Strategy – More Information About Risks – More Information About Principal Risks

Comment: As required under Item 9 of Form N-1A, the above-referenced section of the Prospectus should also include fuller descriptions of all the principal investment strategies that are summarized in the summary section, including a description of any non-principal strategies that the Fund might have. In addition, please provide fuller descriptions of all principal investment risks and non-principal investment risks.

Response: Each of the Funds describes its respective principal investment strategies in the Summary Section of its prospectus, in response to Item 4(a) of Form N-1A. In response to Item 9(b) of Form N-1A the Registrant will add the following disclosure under “More Information” – “Please see the section entitled “Principal Investment Strategies” in the “Summary Section” for each Fund for a complete discussion of each Fund’s principal investment strategies.”

Registrant believes it is unnecessary to restate the principal investment strategies of each Fund. Item C.3.(a) of the General Instructions section of Form N-1A states that: “Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Therefore, the Registrant will not be adding the requested disclosure.

18.	Prospectus – Core Bond Fund and Aggressive Growth Allocation Strategy – More Information About Principal Risks

“Mortgage- and asset-backed securities are fixed income securities representing an interest in a pool of underlying mortgage- or asset-backed secured and unsecured cash-flow producing assets such as automobile loans and leases, credit card receivables and other financial assets. The risks associated with these types of securities include: ... and (3) credit risk that is associated with the underlying borrowers and can also be driven by general economic conditions which can result in the loss of invested principal.”

Comment: Please revise the above-underlined to include explicit disclosure about default risk.

Response: The Registrant will revise the disclosure as requested.

19.	Prospectus – Core Bond Fund – More Information About Principal Risks – Leverage Risk

Comment: Please disclose the extent to which the Fund will engage in leverage.

Response: The Fund will not engage in leverage and the disclosure regarding leverage will be removed.

20.	Prospectus – Core Bond Fund and Short-Term Municipal Bond Fund – More Information About Other Risks – Below Investment-Grade Securities Risk

Comment: Please consider adding the term “junk bonds” to the description of below investment-grade securities.

Response: The Registrant will make the change as requested.

21.	Prospectus – Core Bond Fund, Short-Term Municipal Bond Fund, and Aggressive Growth Allocation Strategy – More Information About Other Risks – Derivatives Risks

Comment: To the extent that any of the Funds invests in derivatives, please provide appropriate disclosures in the principal investment strategies section and in the principal investment risks section. The Prospectus disclosure must conform to the instructions in the letter to the Investment Company Institute dated July 30, 2010.

Response: The Registrant believes that the disclosure currently in the Prospectus is accurate and reflects the fund’s principal investment strategies and principal risks with respect to any investments in derivatives.

22.	Prospectus – Core Bond Fund, Short-Term Municipal Bond Fund, and Aggressive Growth Allocation Strategy – More Information About Other Risks – Derivatives Risks

“— The other party to an agreement (e.g., options or swaps) may default; however, in certain circumstances, such counter-party risk may be reduced by the creditworthiness of the counterparty and/or using an exchange as an intermediary.”

Comment: Please delete the above-underlined mitigating language, because it is not a risk disclosure.

Response: The Registrant will make the change as requested.

23.	Prospectus – Core Bond Fund, Short-Term Municipal Bond Fund, and Aggressive Growth Allocation Strategy – More Information About Other Risks – Derivatives Risks

“Leverage may cause a Fund to be more volatile than if the Fund had not been leveraged. . . . By setting aside assets equal only to its net obligations rather than the full notional amount under certain derivative instruments, a Fund will have the ability to employ leverage to a greater extent than if it were required to segregate assets equal to the full notional value of such derivative instruments.”

Comment: Please disclose the Registrant’s asset segregation policy for each type of derivative a Fund uses and explain how the policy comports with SEC Release No. 10666 and the Dreyfus Strategic Investing and Dreyfus Strategic Income SEC No-Action Letter.

In addition, please delete the above-underlined text, because it is not a risk disclosure.

Response: The Registrant will make the deletion of the disclosure as requested.

The staff of the Securities and Exchange Commission has stated that it would not raise the issue of compliance with Section 18(f) of the Investment Company Act of 1940, as amended if a fund “covers” its obligations under Senior Securities Transactions by maintaining a segregated account on the books of the fund’s custodian, subject to certain conditions. (See Securities Trading Practices of Registered Investment Companies; General Statement of Policy, Investment Company Act Release No. 10666 (April 18, 1979))

The Registrant has adopted Procedures for Segregation of Assets. Under these procedures, the Adviser/Subadviser shall direct the Fund’s Custodian to establish a Segregated Account with Liquid Assets, beginning on the date the Fund enters into the agreement, in accordance with the following guidelines: With respect to futures contracts, forward contracts and swaps that are contractually required to “cash settle” a Fund must set aside or deliver liquid assets in an amount equal to a Fund’s daily mark-to-market (net) obligation rather than the notional value. With regard to each long position held in a swap agreement, futures or forward contract, or that sell a put option that settle in securities, the Fund should maintain segregated securities in an amount sufficient to cover the purchase price of the contract or the strike price of the put option (less any margin on deposit). With regard to each short position in futures or forward contracts, swap agreement, options and short sales of securities that settle in securities, the Fund should maintain segregated securities that, when added to the amounts deposited with the futures commission merchant or a broker as margin, are in an amount sufficient to cover the value of the instruments or currencies underlying the futures or forward contract, call options and short sales (but are not less than the strike price of the call options or the market price at which the short positions or short sales were established).

24.	Prospectus – Core Bond Fund and Aggressive Growth Allocation Strategy – More Information About Other Risks – Floating Rate Loan Risk

Comment: Please delete the second, third, and fourth paragraphs under “Floating Rate Loan Risk” because they are not related to risk disclosure.

Response: The Registrant will make the change as requested.

25.	Prospectus – Core Bond Fund and Aggressive Growth Allocation Strategy – More Information About Other Risks – Floating Rate Loan Risk

“As a result of these multiple investment-oriented and associated relationships, there exists a potential risk that the portfolio managers may favor other adviser and non-adviser contracted businesses over a Fund.”

Comment: Please consider deleting the above-underlined word.

Response: The Registrant will make the change as requested.

26.	Prospectus – Core Bond Fund, Short-Term Municipal Bond Fund, and Aggressive Growth Allocation Strategy – Risk Information Common to RidgeWorth Funds

Comment: Please indicate whether or not shareholders will be given advance notice of any change in investment objective.

Response: The Registrant will make the change as requested.

27.	Prospectus – Core Bond Fund, Short-Term Municipal Bond Fund, and Aggressive Growth Allocation Strategy – More Information About Fund Investments

Comment: Please revise the disclosure to include a direct statement that a defensive position may prevent the Fund from achieving its investment objective.

Response: The Registrant will make the change as requested.

28.	Prospectus – Core Bond Fund, Short-Term Municipal Bond Fund, and Aggressive Growth Allocation Strategy – Information About Portfolio Holdings

Comment: Please confirm whether the portfolio holdings information is also available on the Registrant’s website. If it is, please disclose.

Response: A description of the Funds’ portfolio holdings policies and procedures is available on the Registrant’s website and a statement to that effect will be added.

29.	Prospectus – Short-Term Municipal Bond Fund – StableRiver Capital Management LLC

“StableRiver focuses on delivering high-quality fixed income strategies to institutional investors. As the name suggests, StableRiver has a firmly established, steadfast investment process that follows a predictable course of action — even in unpredictable market cycles. ... ”

Comment: Please include a disclosure indicating that the above-underlined text is the opinion of StableRiver Capital Management LLC, and not the opinion of the Registrant.

Response: The Registrant will delete the sentence.

30.	Prospectus – Core Bond Fund and Short-Term Municipal Bond Fund – Purchasing, Selling and Exchanging Fund Shares

“This section tells you how to purchase, sell (sometimes called “redeem”) and exchange A Shares, R Shares and I Shares of the Funds. Investors purchasing or selling shares through a pension or 401(k) plan should also refer to their Plan documents.”

Comment: The Short-Term Municipal Bond Fund does not have R Shares. So, please revise the above language accordingly.

Response: The Registrant will make the change as requested.

31.	Summary Section of Prospectus – Aggressive Growth Allocation Strategy – Fees and Expenses of the Fund

Comment: Please confirm whether or not the Adviser may be able to recoup the waived expenses for any of the Funds. If so, please disclose. Also, please confirm that there is no intent to terminate the waiver agreement within the next year.

Response: The Adviser has the ability to recoup the waived expenses. However at this time, the Adviser does not intend to recoup such expenses. The Registrant confirms that there is no intent to terminate the waiver agreement within the next year.

32.	Summary Section of Prospectus – Aggressive Growth Allocation Strategy – Principal Investment Risks

“Exchange-Traded Fund Risk: The risk of owning shares of an ETF generally reflects the risk of owning the underlying securities the ETF is designed to track. Lack of liquidity in an ETF could result in more volatility than ownership of the underlying portfolio of securities. In addition, because of the ETF’s management expenses, compared to owning the underlying securities directly, it may be more costly to own an ETF.”

Comment: Please revise the above disclosure to include a language relating to duplication of expenses paid by shareholders.

Response: The Registrant will make the change as requested.

33.	Summary Section of Prospectus – Aggressive Growth Allocation Strategy – Principal Investment Risks

Comment: Please consider adding the descriptive term “real estate investment trusts (REITs)” to the “Real Estate Investment Risk” disclosure to give shareholders a better idea of what the risk relates to.

Response: The Registrant will make the change as requested.

34.	Prospectus – Aggressive Growth Allocation Strategy – More Information About Other Risks

Comment: How is “Tracking Error Risk” relevant to the Fund, since there is no prior discussion of a benchmark in the Prospectus? If the Fund is keeping the risk disclosure, please include a discussion about the relevant benchmark.

Response: The Fund invests in other Ridgeworth Funds. Tracking Error Risk relates to the Underlying Funds tracking to their respective benchmarks.

35.	SAI – Investment Limitations – Fundamental Policies

Comment: Please confirm whether the 80% investment policy of the Core Bond Fund is fundamental or non-fundamental.

Response: The 80% investment policy of the Core Bond Fund is a non-fundamental investment policy.

36.	SAI – Investment Limitations – Non-Fundamental Policies

“1. With respect to each Fund that is subject to Rule 35d-1 under the 1940 Act, except the Short-Term Municipal Bond Fund, any change to a Fund’s investment policy of investing at least 80% of such Fund’s net assets in a particular type or category of securities is subject to 60 days prior notice to shareholders.”

Comment: Please disclose the reason why the Short-Term Municipal Bond Fund is excepted from the above-stated Rule 35d-1 requirement.

Response: Per Rule 35d-1, and as disclosed earlier in the SAI, the Fund’s 80% investment policy is a fundamental policy and may only be changed by a vote of shareholders.

37.	SAI – The Adviser – Advisory Fees Paid to the Adviser

Comment: If applicable for any Fund, please indicate whether the Adviser may be able to recoup the waived expenses.

Response: The Adviser has the ability to recoup the waived expenses. However at this time, the Adviser does not intend to recoup such expenses.

38.	SAI – Determination of Net Asset Value

Comment: Please add a section relating to the valuation of applicable underlying funds.

Response: The Allocation Strategies currently invest only in other series of Ridgeworth Funds. The description included in Determination of Net Asset Value includes disclosure for all of the series of Ridgeworth Funds including the Allocation Strategies. Therefore, no additional disclosure is necessary.

*        *        *         *        *

The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in this post-effective amendment and that it may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States. The Registrant further acknowledges that staff comments or changes to disclosures in response to staff comments in this post-effective amendment do not foreclose the Securities and Exchange Commission from taking any action with respect to such filing.

I trust that the foregoing is responsive to each of your comments. Please do not hesitate to contact me at (617) 662-3969 if you have any questions concerning the foregoing.

Sincerely,

/s/ Francine S. Hayes
Francine S. Hayes

cc:	J. Short
J. O’Donnell